EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

Name	Place of Incorporation
Penobscot Shoe Company	Maine
H.S. Trask & Co.	Montana
Royal Robbins, Inc.	California
Altama Delta Corporation	Georgia
Altama Delta (Puerto Rico) Corporation	Delaware
PXG Canada, Inc.	Ontario, Canada
Chambers Belt Company	Delaware
Phoenix Delaware Acquisition, Inc.	Delaware